Confidential Treatment requested by Mercantil Bank Holding Corporation. MBHC-5.

Pursuant to 17 C.F.R. Section 200.83.

This is a confidential draft submission to the U.S. Securities and Exchange Commission on March 14, 2018 and is not being filed under the Securities Act of 1933, as amended.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Mercantil Bank Holding Corporation

(Exact name of registrant as specified in its charter)

Florida	65-0032379
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

220 Alhambra Circle Coral Gables, Florida	33134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(305) 460-4038

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered
Class A Common Stock, $0.10 par value per share
Class B Common Stock, $0.10 par value per share

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment requested by Mercantil Bank Holding Corporation. MBHC-6.

Pursuant to 17 C.F.R. Section 200.83.

MERCANTIL BANK HOLDING CORPORATION

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Information,” “Business,” “Certain Relationships and Related Party Transactions” and “Available Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Summary—Summary Historical Financial Information,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Ownership of Our Stock.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Executive and Director Compensation.” That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment requested by Mercantil Bank Holding Corporation. MBHC-7.

Pursuant to 17 C.F.R. Section 200.83.

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the section of the information statement entitled “Summary,” “Dividend Policy,” “The Spin-Off,” “Description of Capital Stock” and “Executive and Director Compensation.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

Not applicable.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the section of the information statement entitled “The Spin-Off” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Indemnification of Directors and Officers.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” (and the financial statements and related notes referenced therein). That section is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” (and the financial statements referenced therein). That section is incorporated herein by reference.

(b) Exhibits

See below.

Confidential Treatment requested by Mercantil Bank Holding Corporation. MBHC-8.

Pursuant to 17 C.F.R. Section 200.83.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
3.1*	Amended and Restated Articles of Incorporation of Mercantil Bank Holding Corporation.

3.2*	Bylaws of Mercantil Bank Holding Corporation.

10.1*	Separation and Distribution Agreement between Mercantil Servicios Financieros, C.A. and Mercantil Bank Holding Corporation.

10.2*	Distribution Trust Agreement by and among Mercantil Servicios Financieros, C.A., Mercantil Bank Holding Corporation and TMI Trust Company.

10.3*	Registration Rights Agreement between Mercantil Servicios Financieros, C.A. and Mercantil Bank Holding Corporation.

21.1*	List of Subsidiaries of Mercantil Bank Holding Corporation.

99.1	Preliminary Information Statement of Mercantil Bank Holding Corporation, subject to completion, dated March 14, 2018.

*	To be filed by amendment.

Confidential Treatment requested by Mercantil Bank Holding Corporation. MBHC-9.

Pursuant to 17 C.F.R. Section 200.83.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCANTIL BANK HOLDING CORPORATION

By:
Name:
Title:

Date: